Exhibit 3.1
AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION
OF
8.00% RESETTABLE FIXED RATE PREFERENCE SHARES, SERIES B
OF
SIRIUSPOINT LTD.
SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd.), a Bermuda exempted company limited by shares (the “Company”), HEREBY CERTIFIES that, pursuant to the authority contained in its Amended and Restated Bye-Laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the board of directors of the Company (the “Board of Directors”) adopted on September 21, 2020, the creation of the series of 8.00% Resettable Fixed Rate Preference Shares, Series B, US$0.10 par value per share, US$25.00 liquidation preference per share (the “Series B Preference Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Preference Shares (the “Rights”), in addition to those set forth in the Memorandum of Association and the Bye-Laws of the Company, were fixed, which Rights were amended on March 17, 2021 with the consent in writing of all of the holders of the Series B Preference Shares as follows:
SECTION 1. DESIGNATION. The distinctive serial designation of the Series B Preference Shares is “8.00% Resettable Fixed Rate Preference Shares, Series B.” Each Series B Preference Share shall be identical in all respects to every other Series B Preference Share, except as to issue price, the date of issuance and the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) herein.
SECTION 2. NUMBER OF SHARES. The authorized number of Series B Preference Shares shall initially be 8,000,000. The Company may from time to time elect to issue additional Series B Preference Shares, and all the additional shares so issued shall be a part of, and form a single series with, the Series B Preference Shares initially authorized hereby. Series B Preference Shares that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series.
SECTION 3. DEFINITIONS. As used herein with respect to Series B Preference Shares:
(a)“additional amounts” has the meaning specified in Section 5(a).
(b)“Applicable Supervisor” means the BMA, or, should the BMA no longer have jurisdiction or responsibility to regulate the Company or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.

(c)“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Company or the Insurance Group, and which shall initially mean the Group Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Company or the Insurance Group.
(d)“Bermuda Business Day” means any day other than a day on which commercial banks in Bermuda are authorized or obligated by law, executive order or regulation to close.
(e)“BMA” means the Bermuda Monetary Authority.
(f)“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.
(g)“Calculation Agent” means the nationally recognized calculation agent appointed by the Company prior to the First Reset Date.
(h)“Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then-applicable capital adequacy regulations).
(i)“Capital Disqualification Event” means that the Series B Preference Shares do not qualify, in whole or in part (including as a result of any transitional or grandfathering provisions or otherwise), for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level, of the Company or any subsidiary thereof, where capital is subdivided into tiers, as at least Tier 2 capital securities, under then-applicable Capital Adequacy Regulations imposed upon the Company by the Applicable Supervisor, which would include, without limitation, the Company’s Enhanced Capital Requirement, except as a result of any applicable limitation on the amount of such capital.
(j)“Certificate of Designation” means this Certificate of Designation relating to the Series B Preference Shares, as may be amended from time to time.
(k)“Code” means the Internal Revenue Code of 1986, as amended.
(l)“Common Shares” means the common shares, par value US$0.10 per share, of the Company.
(m)“Companies Act” means the Companies Act 1981 of Bermuda, as amended.

(n)“Dividend Payment Date” has the meaning specified in Section 4(a).
(o)“Dividend Period” has the meaning specified in Section 4(a).
(p)“Dividend Rate” means (i) from and including the Issue Date, to but excluding the First Reset Date, an amount equal to 8.00% of US$25.00 per annum and (ii) from and including the First Reset Date, during each Reset Period, an amount equal to (A) the Five-Year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus (B) 7.298% of US$25.00 per annum.
(q)“Dividend Record Date” has the meaning specified in Section 4(a).
(r)“DTC” means The Depository Trust Company, together with its successors and assigns.
(s)“Enhanced Capital Requirement” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Insurance Act or, should the Insurance Act or the Group Rules no longer apply to the Insurance Group, any and all other solvency capital requirements or any other requirement to maintain assets applicable to the Company or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.
(t)“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(u)“First Reset Date” means February 26, 2026.
(v)“Five-Year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable:
(1)an interest rate (expressed as a decimal) determined to be the per annum rate equal to the average of the yields to maturity for the five Business Days immediately prior to such Reset Dividend Determination Date for U.S. Treasury securities with a maturity of five years from the next Reset Date appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent; or
(2)if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the average of the yields to maturity for the five Business Days immediately prior to such Reset Dividend Determination Date for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend

Determination Date, in each case as published in the most recently published statistical release designated H.15 Daily Update under the caption “Treasury Constant Maturities” or any successor publication which is published by the Federal Reserve Bank. The Five-Year U.S. Treasury Rate will be determined by the Calculation Agent on the applicable Reset Dividend Determination Date. If the Five-Year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-Year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.
(w)“Group Rules” means the Group Solvency Standards, together with the Group Supervision Rules.
(x)“Group Solvency Standards” means the Bermuda Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as those rules and regulations may be amended or replaced from time to time.
(y)“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.
(z)“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.
(aa)“Insurance Group” means all of the subsidiaries of the Company that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.
(ab)“Issue Date” means February 26, 2021, the initial date of issuance of the Series B Preference Shares.
(ac)“Junior Shares” means any class or series of shares of the Company that ranks junior to the Series B Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of the Issue Date, the Company’s Junior Shares outstanding consist of its Common Shares and its Series A Preference Shares.
(ad)“Liquidation Preference” has the meaning specified in Section 6(b).
(ae)“Memorandum of Association” means the memorandum of association of the Company, as it may be amended from time to time.
(af)“Nonpayment Event” has the meaning specified in Section 9(b).
(ag)“Parity Shares” means any class or series of shares of the Company that ranks equally with the Series B Preference Shares as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of the Issue Date, there are no Parity Shares of the Company outstanding.

(ah)“Preference Shares” means any and all series of preference shares of the Company, including the Series B Preference Shares.
(ai)“Preference Shares Directors” has the meaning specified in Section 9(b).
(aj)“Rating Agency” means a nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act that publishes a rating for the Company as of the Issue Date.
(ak)“Rating Agency Event” has the meaning specified in Section 7(e).
(al)“Redemption Date” means any date fixed for redemption in accordance with Section 7.
(am)“Redemption Requirements” has the meaning specified in Section 7(b).
(an)“Redemption Shares” means the Common Shares then issuable upon redemption of the Series B Preference Shares in accordance with the terms of Section 7.
(ao)“Relevant Date” has the meaning specified in Section 5(b)(i).
(ap)“Relevant Taxing Jurisdiction” has the meaning specified in Section 7(d).
(aq)“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, will not be adjusted for Business Days.
(ar)“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period.
(as)“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.
(at)“Senior Shares” means any class or series of shares of the Company that ranks senior to the Series B Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of the Issue Date, there are no Senior Shares of the Company outstanding.
(au)“Series A Preference Shares” mean the Series A Preference Shares, with a par value of US $0.10 per share, issued on the Issue Date.
(av)“Series B Preference Shares” has the meaning specified in the preamble.
(aw)“set aside” in the context of any payment, means, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of the funds to be so paid on any class or series of the Company’s shares; provided, that if any funds for any class or series of Junior Shares or any class or series of Parity Shares are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set aside” with respect to the Series B Preference Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.
(ax)“Successor Company” means an entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Company or the entity to which the Company conveys, transfers or leases all or substantially all of its properties and assets.
(ay)“Tax Event” has the meaning specified in Section 7(d).
(az)“Voting Preference Shares” means any other class or series of Preference Shares ranking equally with the Series B Preference Shares with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are exercisable. As of the Issue Date, there are no other Voting Preference Shares of the Company outstanding.
SECTION 4. DIVIDENDS.
(a)RATE AND PAYMENT OF DIVIDENDS. The holders of Series B Preference Shares will be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of lawfully available funds for the payment of dividends, cumulative cash dividends from, and including, the Issue Date, quarterly in arrears, on the last day of February, May, August and November of each year (each, a “Dividend Payment Date”), from and including on May 31, 2021; provided that, if any Dividend Payment Date falls on a day that is not a Business Day that is also a Bermuda Business Day, such dividend shall instead be payable on (and no additional dividends shall accrue on the amount so payable from such date to) the first Business Day that is also a Bermuda Business Day following such Dividend Payment Date.
Subject to the first sentence of Section 4(a), dividends shall be payable, with respect to each Dividend Period, in an amount per Series B Preference Share equal to the Dividend Rate. Dividends payable on the Series B Preference Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full Dividend Period, and on the basis of the actual number of days elapsed during such Dividend Period with respect to a Dividend Period other than a full Dividend Period.
Dividends that are payable on Series B Preference Shares on any Dividend Payment Date shall be payable to holders of record of Series B Preference Shares as they appear on the books on the register of members of the Company at 5:00 p.m. (New York City time) on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a

Dividend Record Date whether or not such day is a Business Day that is also a Bermuda Business Day.
Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Issue Date, provided that, for any Series B Preference Shares issued after the Issue Date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose at the time such additional shares are issued) and shall end on, but exclude, the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).
Dividends on the Series B Preference Shares shall be cumulative. Dividends on each Series B Preference Share shall accrue from, and including, the Issue Date, whether or not declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends.
Holders of Series B Preference Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, in excess of full cumulative dividends payable on the Series B Preference Shares as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).
(b)PRIORITY OF DIVIDENDS. So long as any Series B Preference Shares remain outstanding, unless full cumulative dividends for all past Dividend Periods on all outstanding Series B Preference Shares have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (i) no dividend shall be declared or paid on the Common Shares or any other Junior Shares, other than a dividend payable solely in Common Shares or other Junior Shares, as applicable, and (ii) no Common Shares or other Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (A) as a result of a reclassification of Junior Shares for or into other Junior Shares, or the exchange or conversion of one Junior Share for or into another Junior Share, (B) through the use of the proceeds of a substantially contemporaneous sale of Junior Shares or (C) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants). For the avoidance of doubt, the Series A Preference Shares may be forfeited, issued and converted into Common Shares in accordance with the terms of the Series A Preference Shares.
(c)RESTRICTIONS ON PAYMENT OF DIVIDENDS. Pursuant to and subject to the Companies Act, the Company may not lawfully declare or pay a dividend if the Company has reasonable grounds for believing that the Company is, or would after payment of the dividend be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities. Additionally, dividends on the Series B Preference Shares will not be declared, paid or set aside for payment if the Company is, or after giving effect to such act would be, in breach of the Insurance Act, the Companies Act, the Insurance (Eligible Capital) Rules

2012, the Group Solvency Standard, including the Enhanced Capital Requirement, or under such other Applicable Supervisory Regulations or other applicable laws, rules and regulations.
SECTION 5. PAYMENT OF ADDITIONAL AMOUNTS.
(a)The Company shall make all payments on the Series B Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Series B Preference Shares such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment, after such withholding or deduction (including any such withholding or deduction from such additional amounts), shall be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.
(b)The Company shall not be required to pay any additional amounts for or on account of:
(1)any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that (x) such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series B Preference Shares, or (y) any Series B Preference Shares were presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Series B Preference Shares;
(2)any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any dividends on the Series B Preference Shares;

(3)any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series B Preference Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;
(4)any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any Treasury regulations or other administrative guidance thereunder), any agreements entered into under section 1471(b)(1) of the Code, intergovernmental agreements relating to the foregoing or any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement; or
(5)any combination of items (i), (ii), (iii) and (iv).
In addition, the Company shall not pay additional amounts with respect to any payment on any such Series B Preference Shares to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series B Preference Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series B Preference Shares.
SECTION 6. LIQUIDATION RIGHTS.
(a)VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Series B Preference Shares shall be entitled to receive, out of the assets of the Company available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors and Senior Shares of the Company (including provision (reserves) for policyholder obligations of the Company’s subsidiaries), if any, but before any distribution of such assets is made to the holders of Common Shares and any other Junior Shares, a liquidating distribution in the amount equal to US$25.00 per Series B Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Series B Preference Share, without interest on such unpaid dividends, to the date fixed for distribution.
(b)PARTIAL PAYMENT. After payment of the full amount of any distribution described in 6(a) above to which holders are entitled, holders of the Series B Preference Shares will have no right or claim to any of the Company’s remaining assets. If in any distribution described in Section 6(a) above, the assets of the Company are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series B Preference Shares and all holders of any Parity Shares, the amounts payable to the holders of Series B Preference Shares and to the holders of all such other Parity Shares shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series B Preference Shares and the holders of all such other Parity Shares, but only to the extent the Company has assets available after satisfaction of all liabilities to creditors and holders of Senior Shares. In any such distribution, the “Liquidation Preference” of any holder of Series B Preference Shares or Parity Shares of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of Series B Preference Shares or any holder of Parity Shares on which dividends accrue on a cumulative basis (but excluding any dividends that had not previously been declared with respect to any non-cumulative Parity Shares).
(c)RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series B Preference Shares and any holders of Parity Shares, the holders of Junior Shares of the Company shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.
(d)CONTRACTUAL SUBORDINATION. The Series B Preference Shares shall be subordinated in right of payment to all obligations of the Company’s subsidiaries, including all existing and future policyholders’ obligations of such subsidiaries.
(e)MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction, reorganization or other similar transaction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding-up.
SECTION 7. OPTIONAL REDEMPTION.
(a)The Series B Preference Shares are perpetual and have no fixed maturity date. The Series B Preference Shares may not be redeemed by the Company except as set forth in Sections 7(b), (c), (d) and (e) herein.
(b)REDEMPTION AFTER FIRST RESET DATE. The Company may redeem the Series B Preference Shares, in whole or in part, upon notice given as provided in Section 7(h) herein, on the First Reset Date and on any subsequent Reset Date, at a redemption price equal to US$25.00 per Series B Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Series B Preference Share, to, but excluding, the Redemption Date, without interest on such unpaid dividends; provided that no such redemption may occur unless either (1) the Company has sufficient funds in order to meet the Enhanced Capital Requirement and the Applicable Supervisor approves of the redemption or (2) the Company replaces the capital represented by Series B Preference Shares to be redeemed with capital having equal or better capital treatment as the Series B Preference Shares under the

Enhanced Capital Requirement (the conditions described in clauses (1) and (2), the “Redemption Requirements”). In the event the applicable Redemption Date is not a Business Day, the redemption price will be paid on the next Business Day without any adjustment to the amount of the redemption price paid.
(c)CAPITAL DISQUALIFICATION EVENT. The Company may redeem, in whole, but not in part, all of the Series B Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25.00 per Series B Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Series B Preference Share, to, but excluding, the Redemption Date, without interest on such unpaid dividends, at any time within 90 days following the occurrence of the date on which the Company has reasonably determined, based on the advice of external legal, financial and tax advisers with knowledge of such matters, as applicable, that, as a result of (i) any amendment to, or change in, those laws or regulations of the jurisdiction of the Applicable Supervisor that is enacted or becomes effective after the Issue Date or (ii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that are announced after the Issue Date, a Capital Disqualification Event has occurred; provided that no such redemption may occur unless one of the Redemption Requirements is satisfied.
(d)ADDITIONAL AMOUNTS. The Company may redeem, in whole, but not in part, all of the Series B Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25.00 per Series B Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Series B Preference Share, to, but excluding, the Redemption Date, without interest on such unpaid dividends, if there is, in the Company’s reasonable determination, based on the advice of external legal, financial and tax advisers with knowledge of such matters, as applicable, a substantial probability that the Company or any Successor Company would become obligated to pay additional amounts on the next succeeding Dividend Payment Date with respect to the Series B Preference Shares and the payment of those additional amounts could not be avoided by the use of any reasonable measures available to the Company or any Successor Company (a “Tax Event”); provided that no such redemption may occur unless one of the Redemption Requirements is satisfied. As used herein, “Relevant Taxing Jurisdiction” means (A) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (B) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Series B Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (C) any other jurisdiction in which the Company or any Successor Company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax. Prior to any redemption upon a Tax Event, the Company shall file with its corporate records and deliver to the transfer agent for the Series B Preference Shares a certificate signed by one of the Company’s officers confirming that a Tax Event has occurred and is continuing (as reasonably determined by the Company based on the advice of external tax and legal advisers). The Company shall include a copy of this certificate with any notice of such redemption.

(e)RATING AGENCY EVENT. The Company may redeem, in whole, but not in part, all of the Series B Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25.50 per Series B Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Series B Preference Share, to, but excluding, the Redemption Date, without interest on such unpaid dividends, within 90 days after a Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B Preference Shares, which amendment, clarification or change results in a Rating Agency Event; provided that no such redemption may occur unless one of the Redemption Requirements is satisfied. As used herein, a “Rating Agency Event” occurs if any Rating Agency that then publishes a rating for the Company amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B Preference Shares, which amendment, clarification, or change results in:
(1)the shortening of the length of time the Series B Preference Shares are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series B Preference Shares; or
(2)the lowering of the equity credit (including up to a lesser amount) assigned to the Series B Preference Shares by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series B Preference Shares.
(f)NO SINKING FUND. The Series B Preference Shares shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series B Preference Shares shall have no right to require redemption, repurchase or retirement of any Series B Preference Shares.
(g)PROCEDURES FOR REDEMPTION. The redemption price for any Series B Preference Shares shall be payable on the Redemption Date to the holders of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Prior to delivering any notice of redemption as provided below, the Company shall file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Series B Preference Shares, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not cause the Company to breach any provision of applicable Bermuda law or regulation. The Company shall mail a copy of this certificate with the notice of any redemption.
(h)NOTICE OF REDEMPTION. Notice of every redemption of Series B Preference Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the Series B Preference Shares to be redeemed at their respective last addresses appearing on the share register of the Company. Such mailing shall be at least 15 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series B Preference Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series B Preference Shares. Notwithstanding the foregoing, if the Series B Preference Shares or any depositary shares representing interests in the Series B Preference Shares are issued in book-entry form through DTC or any other similar facility, notice of redemption and a copy of this certificate may be given to the holders of Series B Preference Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the Redemption Date; (ii) the number of Series B Preference Shares to be redeemed and, if less than all the Series B Preference Shares held by such holder are to be redeemed, the number of such Series B Preference Shares to be redeemed from such holder; (iii) the redemption price; and (iv) that the Series B Preference Shares should be delivered via book- entry transfer or the place or places where certificates, if any, for such Series B Preference Shares are to be surrendered for payment of the redemption price.
(i)PARTIAL REDEMPTION. In case of any redemption of only part of the Series B Preference Shares at the time outstanding, the Series B Preference Shares to be redeemed shall be selected pro rata or by lot, in accordance with the procedures of DTC.
(j)RESTRICTIONS ON REDEMPTION. Under Bermuda law, the Company may not lawfully redeem Preference Shares (including the Series B Preference Shares) if on the date redemption is to be effected there are reasonable grounds for believing that the Company is, or after the redemption would be, unable to pay its liabilities as they become due, or that the Company is, or after such redemption would be, in breach of the Insurance Act, the Insurance (Eligible Capital) Rules 2012, the Group Solvency Standards, including Enhanced Capital Requirements, or such other Applicable Supervisory Regulations. Preference Shares (including the Series B Preference Shares) may not be redeemed except out of the capital paid up thereon, out of funds of the Company that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption. The premium, if any, payable on redemption must be provided for out of funds of the Company that would otherwise be available for dividend or distribution or out of the Company’s share premium account before the Series B Preference Shares are redeemed or purchased.
Unless full cumulative dividends on all issued Series B Preference Shares and all Parity Shares shall have been declared and paid (or declared and a sum sufficient for the payment thereof set aside for payment) for all past Dividend Periods, no Series B Preference Shares or any Parity Shares may be redeemed, purchased or otherwise acquired by the Company unless all issued Series B Preference Shares and any Parity Shares are redeemed; provided that the Company may acquire fewer than all of the issued Series B Preference Shares or Parity Shares pursuant to a purchase or exchange offer made to all holders of issued Series B Preference Shares and Parity Shares upon such terms as the Board of Directors in its sole discretion after consideration of the respective annual dividend rate and other relative rights and preferences of the respective classes or series, will determine (which determination will be final and conclusive) will result in fair and equitable treatment among the respective classes or series; provided, further that the Series A Preference Shares may be forfeited, issued and converted into Common Shares in accordance with the terms of the Series A Preference Shares.
SECTION 8. SUBSTITUTION OR VARIATION.
(a)At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series B Preference Shares, vary the terms of the Series B Preference Shares such that they remain securities, or exchange the Series B Preference Shares with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any Successor Company would be required to pay any additional amounts with respect to the Series B Preference Shares or (ii) in the case of a Capital Disqualification Event, would cause the Series B Preference Shares to become securities that qualify as at least Tier 2 capital, where capital is subdivided into tiers or its equivalent under then-applicable Capital Adequacy Regulations imposed upon us by the Applicable Supervisor, including the Enhanced Capital Requirement, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series B Preference Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the Redemption Dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series B Preference Shares, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Series B Preference Shares, or change the foregoing list of items that may not be so amended as part of such substitution or variation.
Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designations), but unpaid with respect to such holder’s securities.
(b)Prior to any substitution or variation, the Company shall be required to deliver a certificate signed by two executive officers of the Company to the transfer agent for the Series B Preference Shares confirming that (x) a Capital Disqualification Event or a Tax Event has occurred and is continuing (as reasonably determined by the Company) and (y) the terms of the varied or new securities, considered in the aggregate, are not less favorable, including from a financial perspective, to holders and beneficial owners of the Series B Preference Shares than the terms of the Series B Preference Shares prior to being varied or exchanged (as reasonably determined by the Company).
(c)Any substitution or variation of the Series B Preference Shares described above shall be made after notice is given to the holders of the Series B Preference Shares not less than 15 days nor more than 60 days prior to the date fixed for substitution or variation, as applicable.

SECTION 9. VOTING RIGHTS.
(a)GENERAL. The holders of Series B Preference Shares shall not have any voting rights except as set forth below or as otherwise from time to time required by law. On any item on which the holders of the Series B Preference Shares are entitled to vote, such holders shall be entitled to one vote for each Series B Preference Share held.
(b)RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. If and whenever dividends in respect of any Series B Preference Shares shall have not been declared and paid, on a cumulative basis, for the equivalent of six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the holders of Series B Preference Shares, voting together as a single class with the holders of any and all Voting Preference Shares then outstanding, shall be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preference Shares Directors”); provided that it shall be a qualification for election for any such Preference Shares Director that the election of any such directors shall not cause the Company to violate the corporate governance requirements of the U.S. Securities and Exchange Commission or the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Company may then be listed or quoted) that listed or quoted companies must have a majority of independent directors. The Company shall use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right, and, if necessary, to amend the Bye-Laws. Each Preference Shares Director shall be added to an already existing class of directors.
In the event that the holders of the Series B Preference Shares, and any such other holders of Voting Preference Shares, shall be entitled to vote for the election of the Preference Shares Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special general meeting, or at any annual general meeting of shareholders, and thereafter at the annual general meeting of shareholders. At any time when such special voting power has vested in the holders of any of the Series B Preference Shares and any such other holders of Voting Preference Shares as described above, the chief executive officer of the Company shall, upon the written request of the holders of record of at least 10% of the aggregate liquidation preference of the Series B Preference Shares and Voting Preference Shares (taken together as a single class) then outstanding addressed to the secretary of the Company, call a special general meeting of the holders of the Series B Preference Shares and Voting Preference Shares for the purpose of electing directors. Such meeting shall be held at the earliest practicable date in such place as may be designated pursuant to the Bye-Laws (or if there be no designation, at the Company’s principal office in Bermuda). If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company’s secretary at the Company’s principal office, then the holders of record of at least 10% of the aggregate liquidation preference of the Series B Preference Shares and Voting Preference Shares (taken together as a single class) then outstanding may designate in writing one such holder to call such meeting at the Company’s expense, and such meeting may be called by such holder so designated upon the notice required for annual general meetings of shareholders and shall be held in Bermuda, unless the Company otherwise designates.
Notwithstanding the foregoing, no such special general meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual general meeting of shareholders.
At any annual or special general meeting at which the holders of the Series B Preference Shares and any such other holders of Voting Preference Shares shall be entitled to vote, voting together as a single class, for the election of the Preference Shares Directors following a Nonpayment Event, the presence, in person or by proxy, of the holders of 50% of the aggregate liquidation preference of such Series B Preference Shares and Voting Preference Shares (taken together as a single class) shall be required to constitute a quorum of the Series B Preference Shares and Voting Preference Shares (taken together as a single class) for the election of any director by the holders of the Series B Preference Shares and Voting Preference Shares (taken together as a single class). At any such meeting or adjournment thereof, the absence of a quorum of the Series B Preference Shares and Voting Preference Shares shall not prevent the election of directors other than those to be elected by the Series B Preference Shares and Voting Preference Shares, voting together as a single class, and the absence of a quorum for the election of such other directors shall not prevent the election of the directors to be elected by the Series B Preference Shares and Voting Preference Shares, voting together as a single class.
The Preference Shares Directors so elected by the holders of the Series B Preference Shares and Voting Preference Shares shall continue in office (i) until their successors, if any, are elected by such holders or (ii) unless required by applicable law to continue in office for a longer period, until termination of the right of the holders of the Series B Preference Shares and Voting Preference Shares to vote as a class for directors, if earlier. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of the Series B Preference Shares and Voting Preference Shares to vote together as a single class for directors as provided herein, the terms of office of the directors then in office so elected by the holders of the Series B Preference Shares and Voting Preference Shares shall terminate.
When all accrued and unpaid dividends in respect of all prior completed Dividend Periods have been paid in full on the Series B Preference Shares for at least four consecutive Dividend Periods after a Nonpayment Event, then the holders of the Series B Preference Shares shall be divested of the right to elect the Preference Shares Directors (subject to revesting of such voting rights in the event of each subsequent Nonpayment Event pursuant to this Section 9) and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero, and if and when the rights of holders of Voting Preference Shares to elect the Preference Shares Directors shall have ceased, the terms of office of all the Preference Shares Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly. For purposes of determining whether dividends have been paid for four consecutive Dividend Periods following a Nonpayment Event, the Company may take account of any dividend it elects to pay for such a Dividend Period after the Dividend Payment Date for such Dividend Period has passed.

Any Preference Shares Director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined under the Bye- Laws, of Series B Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class) when they have the voting rights described above. Until the right of the holders of Series B Preference Shares and any Voting Preference Shares to elect the Preference Shares Directors shall cease, any vacancy in the office of a Preference Shares Director (other than prior to the initial election of Preference Shares Directors after a Nonpayment Event) may be filled by the written consent of the Preference Shares Director remaining in office, or if none remain in office, by a vote of the holders of record of a majority of the aggregate liquidation preference of the outstanding Series B Preference Shares and any other shares of Voting Preference Shares (voting together as a single class) when they have the voting rights described above. Any such vote of holders of Series B Preference Shares and Voting Preference Shares to remove, or to fill a vacancy in the office of, a Preference Shares Director may be taken only at a special meeting of such shareholders, called as provided above for an initial election of Preference Shares Directors after a Nonpayment Event (unless such request is received less than 60 days before the date fixed for the next annual or special meeting of the shareholders of the Company, in which event such election shall be held at such next annual or special meeting of shareholders). The Preference Shares Directors shall each be entitled to one vote per director on any matter.
Each Preference Shares Director elected at any special general meeting of shareholders of the Company or by written consent of the other Preference Shares Director shall hold office until the next annual general meeting of the shareholders of the Company if such office shall not have previously terminated as above provided.
(c)CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series B Preference Shares shall be required pursuant to Section 9(b) or (e) if, at or prior to the time when the act with respect to which such vote would otherwise be required pursuant to such Section shall be effected, all outstanding Series B Preference Shares shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for such redemption, in each case pursuant to Section 7 herein.
(d)PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series B Preference Shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Bye-Laws, applicable law and any national securities exchange or other trading facility on which the Series B Preference Shares is listed or traded at the time.
Whether the vote or consent of the holders of a plurality, majority or other portion of the Series B Preference Shares and any Voting Preference Shares has been cast or given on any matter on which the holders of Series B Preference Shares are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Bye-Laws of the Company, of the shares voted or covered by the consent.
(e)VOTING ON VARIATIONS OF RIGHTS AND SENIOR SHARES.
(i)Notwithstanding the Bye-Laws, the affirmative vote or consent of the holders of at least 66 2/3% of the aggregate liquidation preference of the Series B Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class) shall be required for the authorization or issuance of any class or series of Senior Shares (or any security convertible into or exchangeable for Senior Shares) ranking senior to the Series B Preference Shares as to dividend rights or rights upon the Company’s liquidation.
(ii)The affirmative vote or consent of the holders of at least 66 2/3% of the aggregate liquidation preference of the Series B Preference Shares then outstanding shall be required for amendments to the Company’s Memorandum of Association or Bye-Laws that would materially adversely affect the rights of holders of the Series B Preference Shares.
SECTION 10. RANKING. The Series B Preference Shares shall, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding- up, rank senior to Junior Shares, junior to any Senior Shares and pari passu with any Parity Shares of the Company, including those that the Company may issue from time to time in the future.
SECTION 11. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series B Preference Shares may deem and treat the record holder of any Series B Preference Share as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.
SECTION 12. NOTICES. All notices or communications in respect of Series B Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, Bye-Laws or by applicable law. Notwithstanding the foregoing, if Series B Preference Shares or depositary shares representing an interest in Series B Preference Shares are issued in book-entry form through DTC, such notices may be given to the holders of the Series B Preference Shares in any manner permitted by DTC.
SECTION 13. NO CONVERSION RIGHTS. The Series B Preference Shares are not convertible into or exchangeable for any other securities or property of the Company, except under the circumstances set forth under Section 8(a).
SECTION 14. NO PREEMPTIVE RIGHTS. No Series B Preference Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.
SECTION 15. OTHER RIGHTS. The Series B Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Bye- Laws or as provided by applicable law.
SECTION 16. CERTIFICATES. The Company may, at its option, issue shares of Series B Preference Shares without certificates. As long as DTC or its nominee is the registered owner of the Series B Preference Shares, DTC or its nominee, as the case may be, will be considered the sole owner and holder of all Series B Preference Shares. If DTC discontinues providing its services as securities depositary with respect to the Series B Preference Shares, or if DTC ceases to be ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Company will either print and deliver certificates for the Series B Preference Shares or provide for the direct registration of the Series B Preference Shares with the transfer agent. If the Company decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), certificates for the Series B Preference Shares will be printed and delivered to DTC or the Company will provide for the direct registration of the Series B Preference Shares with the transfer agent. Except in the limited circumstances referred to above, owners of beneficial interests in the Series B Preference Shares:
(a)will not be entitled to have such Series B Preference Shares registered in their names;
(b)will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series B Preference Shares; and
(c)will not be considered to be owners or holders of the Series B Preference Shares for any purpose under the instruments governing the rights and obligations of holders of the Series B Preference Shares.
SECTION 17. STOCK EXCHANGE LISTING. The Company shall use reasonable best efforts to cause the Series B Preference Shares to be listed on the New York Stock Exchange as soon as possible following the Issue Date, and to maintain such listing for so long as any Series B Preference Shares remain outstanding and the Series B Preference Shares remain eligible for continued listing on the NYSE, at the Company’s sole expense. To the extent that the New York Stock Exchange does not permit the Series B Preference Shares to be listed thereon, including because one or more listing standards have not been met, the Company shall use reasonable best efforts at least once each fiscal year to, if applicable, ascertain whether such listing criteria have been met, and if so met, to use reasonable best efforts to promptly list the Series B Preference Shares on the New York Stock Exchange; provided that the Company shall use reasonable best efforts to promptly list the Series B Preference Shares on the New York Stock Exchange if the Company receives actual notice from one or more holders of the Series B

Preference Shares that such holder(s) reasonably believe(s) that the applicable listing standards have been met.
SECTION 18. STATUS OF SHARES. All Series B Preference Shares issued hereunder by the Company shall be duly and validly issued, fully paid and non-assessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof (other than those arising under state or federal securities laws). No security or collateral is, or will be, given to secure the payment obligations under the Series B Preference Shares and any security or collateral that may have been or may in the future be given in connection with other indebtedness of the Company shall not secure the payment obligations under the Series B Preference Shares.
[Signature Page Follows]

IN WITNESS WHEREOF, SiriusPoint Ltd. has caused this certificate to be signed by David W. Junius, its Chief Financial Officer as of this 17th day of March 2021.
SIRIUSPOINT LTD.
By:    /s/ David W. Junius
                            Name: David W. Junius
                            Title: Chief Financial Officer